EXHIBIT 4.6

STANDARD EXECUTIVE EMPLOYMENT AGREEMENT

This Agreement is made as of this first day of Month Year (the “Effective Date”),

BETWEEN:

NXT ENERGY SOLUTIONS INC.

(herein called “NXT” or the “Corporation”)

- and -

Executive

(herein called the “Executive”)

WHEREAS NXT wishes to continue to employ the Executive as the Executive’s Position of the Corporation;

AND WHEREAS NXT and the Executive have agreed that the Executive will continue their employment with the Corporation on the terms and conditions set forth herein (the “Executive Employment Agreement”);

AND WHEREAS NXT acknowledges that, notwithstanding the date of this Executive Employment Agreement, the Executive commenced their duties on Date (the “Effective Date”);

NOW THEREFORE, in consideration of the covenants and agreements herein contained and for other good and valuable consideration the parties agree as follows:

1. Employment and Title

NXT agrees to and does hereby employ the Executive on the terms herein contained. The Executive shall occupy the office of Executive’s Position of the Corporation and shall report to work at NXT’s Calgary head office.

The term of this Executive Employment Agreement shall be for an indefinite period commencing on the Effective Date (the “Term”), unless terminated by the Executive or the Corporation pursuant to the terms and conditions of this Executive Employment Agreement.

2 .Duties

The Executive shall perform the duties and responsibilities of, including all those duties and responsibilities customarily performed by a person holding the same or equivalent position in corporations of a similar size to the Corporation, in a similar Business to that of the Corporation, in Canada, as well as such other related duties and responsibilities as may be assigned to the Executive by the Board of Directors from time to time, all in accordance with the policies, procedures and rules established by the Corporation at its sole discretion from time to time, as may be amended by the Corporation at its sole discretion from time to time.

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The Executive’s duties shall include overall responsibility for the business and affairs of the Corporation, as per their job description.

The Executive agrees to devote the Executive’s full time and attention to the business and affairs of NXT and shall not undertake, without the consent of the Board of Directors, during the course of the Executive’s employment, any other business or occupation or become a director, officer, employee, or agent of another company, firm, or proprietorship, provided that such consent shall not be unreasonably withheld.

3. Reporting

The Executive shall report to the Chief Executive Officer and/or the Board of Directors of the Corporation.

4. Base Salary and Benefits

(a)

Base Salary. The annual base salary payable to the Executive for their services hereunder shall be $xx,xxx, exclusive of bonuses, benefits and other compensation. The annual base salary shall be paid via third party payroll service in equal bi-monthly instalments of $x,xxx in respect of each whole and any partial months of service hereunder (less any deductions or withholding amounts required by law) in accordance with practices established by NXT from time to time for payment of salaries of senior management, or in such other manner as may be mutually agreed upon. The Executive’s salary is to be reviewed at least annually by the Compensation Committee in the first quarter of each year, but no later than March 31.

(b)

Benefits. The Executive will be eligible to participate in NXT’s group medical and dental plan (the “Plan”), according to the terms of the Plan as may be reasonably amended by NXT at its sole discretion from time to time, and will be eligible for re-imbursement of Alberta Health Care premiums (if any).

(c)

Stock Options. The Executive shall be eligible to participate in NXT’s Stock Option Plan, in the manner and to the extent, if any, authorized by the Board of Directors of NXT. In the event of death, disability or the termination pursuant to section 7 of this Agreement (excluding termination under subparagraph 7(e)(iv) herein), the treatment of any vested and unvested portions of outstanding stock options held by the Executive shall be subject to the terms of the Corporation’s Stock Option Plan, as amended from time to time. If the Executive’s employment is terminated pursuant to the provisions of subparagraph 7(e)(iv) herein, all of the Executive’s rights under the Corporation’s Stock Option Plan shall vest immediately and be exercisable, notwithstanding any provision of the Stock Option Plan to the contrary.

(d)

Bonuses. The Executive shall be eligible to participate in any formal or ad hoc bonus plan for senior officers and employees of NXT, in the manner and to the extent, if any, authorized by the Board of Directors of NXT.

(e)

Other Allowances. The Executive shall be entitled any other allowances as approved by the Compensation Committee and that are consistent and customary with the Calgary market for the Executive’s Position of the Corporation’s peer group, such as, but not limited to:

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■	reimbursement of any reasonable professional fees upon presentation of receipts;

■	transportation allowances;

■	parking;

■	company provided automobile;

■	home office expenses;

all at the Corporation’s expense during the term of this Agreement:

5. Vacation

The Executive shall be entitled to at least 4 weeks paid vacation per year. Vacation may be taken in such a manner and at such times as the Executive and NXT mutually agree. Any unused vacation time in any year will be carried forward to future years or paid.

6. Expenses

The Executive shall be reimbursed for all reasonable travel, entertainment and other out-of-pocket expenses actually and properly incurred by the Executive from time to time in connection with carrying out their duties hereunder. For all such expenses, the Executive shall furnish to NXT originals of all invoices or statements for which the Executive seeks reimbursement.

7. Termination

(a)	For Just Cause. NXT may terminate the Executive’s employment immediately at any time without notice or any payment in lieu of notice for Just Cause. “Just Cause” shall mean:

(i)

the repeated and demonstrated failure on the part of the Executive to perform the material duties of the Executive’s position in a competent manner after NXT has given the Executive reasonable written notice of such failure, together with full particulars, and a reasonable opportunity to correct it, provided that such failure shall not constitute Just Cause if the Executive fails to perform duties which follow a change (other than those clearly consistent with a promotion) in their position or duties or, which result from the Executive’s disability; or

(ii)	the Executive being convicted of a criminal offence involving fraud or dishonesty whether or not the offence directly or indirectly involved personal gain by the Executive at NXT’s expense; or

(iii)	the Executive being convicted of a prohibited activity as set forth in the Corporation’s Anti-corruption policy; or

(iv)	any other act or omission of the Executive which would constitute just cause at common law.

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(b)

For Disability. Subject to the obligations of NXT under applicable human rights legislation, NXT may terminate the Executive’s employment immediately by notice to the Executive if the Executive becomes Permanently Disabled. “Permanently Disabled” means a mental or physical disability whereby the Executive:

(i)

Is unable, due to illness, disease, mental or physical disability or similar cause, to fulfill their obligations as an employee or officer of the Corporation for any consecutive 4 month period, or by any period of 6 or more months (whether consecutive or not) in any 12 month period; or

(ii)	Is declared by a Court of competent jurisdiction to be mentally incompetent or incapable of managing their affairs.

(c)	For Death. The Executive’s employment shall terminate immediately without notice upon the death of the Executive.

(d)

Voluntary Termination. The Executive’s employment may be terminated by the Executive at any time, without reason, upon thirty days’ written notice to NXT; provided that, following receipt of notice of termination from the Executive, NXT may at any time elect to waive notice from the Executive, in which case the Executive’s resignation will become effective immediately.

(e)	For Good Reason. The Executive’s employment may be terminated by the Executive at any time for Good Reason. “Good Reason” means:

(i)

Termination without cause, constructive dismissal, or a change (other than a change that is clearly consistent with a promotion) in the Executive’s position(s), duties, responsibilities, authorities, title(s) or office(s) held by the Executive in NXT; or

(ii)	NXT is in breach or default of its obligations pursuant to this Agreement and has failed to cure same within 15 days of receipt of notice thereof from the Executive; or

(iii)	NXT fails to maintain directors’ and officers’ liability or environmental liability insurance (if required) in reasonable amounts as agreed to by the parties; or

(iv)	a Change of Control of the Corporation has occurred. For the purposes of this Agreement, “Change of Control” means:

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(A)

the acceptance by the holders of voting securities of the Corporation, representing in the aggregate more than 50 percent of all issued and outstanding voting securities of the Corporation, of any offer, whether by way of a takeover bid or otherwise, for more than 50 percent of the outstanding voting securities of the Corporation;

(B)

the acquisition, by whatever means (including, without limitation, amalgamation, arrangement, consolidation or merger), by a person (or two or more persons who in such acquisition have acted jointly or in concert or intend to exercise jointly or in concert any voting rights attaching to the voting securities acquired), directly or indirectly, of the beneficial ownership of such number of voting securities or rights to voting securities of the Corporation, which together with such person’s then owned voting securities and rights to voting securities, if any, represent (assuming the full exercise of such rights to voting securities) more than 50 percent of the combined voting rights of the Corporation’s then outstanding voting securities, together with the voting securities that would be outstanding on the full exercise of the rights to voting securities acquired and such person’s previously owned rights to voting securities;

(C)

the entering into of any agreement by the Corporation to merge, consolidate, amalgamate, initiate an arrangement or be absorbed by or into another company (except where such agreement relates to a bona fide reorganization of the Corporation in circumstances where the business of the Corporation is continued, directly or indirectly, and where the shareholdings or ownership interests remain substantially the same following the reorganization as existed prior to the reorganization);

(D)

the passing of a resolution by the Board of Directors or shareholders of the Corporation to substantially liquidate assets or wind-up its business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such resolution or commencement relates to a bona fide reorganization of the Corporation in circumstances where the business of the Corporation is continued, directly or indirectly, and where the shareholdings or ownership interests remain substantially the same following the reorganization as existed prior to the reorganization);

(E)

the sale by the Corporation of all or substantially all of the assets (other than to a wholly-owned subsidiary of the Corporation in circumstances where the business of the Corporation is continued, directly or indirectly, and where the shareholdings or ownership interest in the Corporation or its successor remain substantially the same following the sale as existed prior to the sale); or

(F)

individuals who were proposed as nominees by or on behalf of the management of the Corporation (but not including nominees under a shareholder proposal) to become members of the Board of Directors of the Corporation immediately prior to a meeting of the shareholders of the Corporation involving a contest for or, an item of business relating to the election of directors and for which a management proxy circular has been sent as contemplated by the Business Corporations Act (Alberta) shall not constitute a majority of the Board of Directors following such election.

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8. Payments on Termination

(a)

Termination for Just Cause. Upon termination for Just Cause, the Executive shall not be entitled to any payment other than compensation earned by the Executive up to and including the date of termination (including declared but unpaid bonuses and any accrued benefits and vacation), together with any amount to which the Executive is entitled under the Employment Standards Act (Alberta), or any replacement thereof, as amended and in force from time to time.

(b)

Disability. Upon termination as a result of the Executive becoming permanently disabled, the Executive shall be entitled to compensation earned by the Executive up to and including the date of termination (including declared but unpaid bonuses and any accrued benefits and vacation), together with any amount to which the Executive is entitled under the Employment Standards Act (Alberta), or any replacement thereof, as amended and in force from time to time. In addition, NXT shall use reasonable commercial efforts to facilitate the receipt by the Executive of any benefits for which the Executive is eligible under any applicable disability insurance policy.

(c)

Death. Upon termination as a result of the Executive’s death, the Executive’s estate shall be entitled to compensation earned by the Executive up to and including the date of death (including declared but unpaid bonuses and any accrued benefits and vacation), together with any amount to which the Executive’s estate is entitled under the Employment Standards Act (Alberta), or any replacement thereof, as amended and in force from time to time. In addition, NXT shall use reasonable commercial efforts to facilitate the receipt by the Executive’s estate of any payments due under any company sponsored life insurance policy which is in place in favour of the Executive.

(d)

Voluntary Termination. Upon voluntary termination of the Executive’s employment (other than termination by the Executive for Good Reason), the Executive shall be entitled to compensation earned by the Executive up to and including the date of termination (including declared but unpaid bonuses and any accrued benefits and vacation) together with any amount to which the Executive is entitled under the Employment Standards Act (Alberta), or any replacement thereof, as amended and in force from time to time. The Executive acknowledges that if NXT elects to waive notice of the Executive’s resignation, as contemplated in section 7(d), NXT will be required to pay compensation to the Executive at two times the compensation for the remaining term of the notice period.

(e)

Other Reasons as per Section 7(e); (i), (ii), (iii) or (iv). If the Executive’s employment is terminated for any reason other than the reasons set out in subsection 7(a) through (d) inclusive, the Executive shall be entitled to receive the aggregate of:

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(i)	Greater of

(A)	8 months of salary at the then applicable base salary rate, or

(B)	2 months of salary at the then applicable base salary rate plus an additional 1.5 months for each year of service completed or commenced, at the then applicable base salary rate;

(ii)	An amount equal to 50% of any cash bonuses paid to the Executive for the prior calendar year;

(iii)	the Executive shall be entitled to declared but unpaid bonuses and any accrued benefits and vacation;

(iv)	the Executive shall be entitled to all accrued or vested rights under the Corporation’s Stock Option Plan, subject to compliance with the terms and conditions of such plan;

(v)

should the Executive hold stock options, or restricted stock units on such termination, all unvested stock options and restricted stock units held shall immediately accelerate and vest upon the occurrence of the termination, and the Executive shall have thirty (30) days thereafter to exercise such options as per Section 7(e); (i), (ii) or (iii) and ninety (90) days as per Section as per Section 7(e); (iv). Accelerated stock options not exercised within such thirty (30) or ninety (90) day period, will be null and void. This Agreement evidences the agreement of the Corporation and the Executive to amend the Corporation’s Stock Option Plan and any agreement or certificate issued thereunder to the extent necessary to give full effect to the acceleration of the Executive’s unvested rights, if any; and

(vi)	a payment equal to 15% of the amount calculated pursuant to article 8(f to compensate the Executive for loss of Benefits.

(f)

Cessation of Benefits. The Executive understands and agrees that all benefits of employment, excluding short and long-term disability coverage, will cease as of the last day of the following month of the date on which the Executive’s employment is terminated, and that the Corporation shall have no liability for any damages caused by the cessation of such benefits regardless of the reason for termination. The Corporation has no obligation to extend benefit coverage beyond the date determined by this section 8(f) after the termination of the Executive’s employment.

(g)

Transitional Assistance upon Change of Control. If the Executive’s employment is terminated upon the occurrence of a Change of Control, and the Executive agrees at the request of the Corporation to continue their employment with the Corporation for a period of up to three months following the Change of Control, to assist the Corporation with management and transitional matters. During such period, the Executive will be entitled to receive all benefits set forth in section 4 herein and NXT acknowledges the compensation paid to the Executive pursuant to this subsection 8(g) shall not reduce the amounts due to the Executive pursuant to subsection 8(e) and 8(f) of this Agreement.

(h)

Resignation Required. In consideration of the payments contemplated by this section 8, the Executive agrees that, upon request, they will deliver to NXT the resignation contemplated by subsection 12(a) of this Agreement.

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9. Confidentiality and non-competition

(a)

Confidentiality. The Executive acknowledges that during the term of their employment by NXT they will inevitably acquire substantial knowledge, experience and expertise in all aspects of the business or businesses now or hereafter carried on by NXT. The Executive further acknowledges that as a result of the nature of their position and its inherent opportunities, the Executive will have access to and will be entrusted with specific detailed confidential information concerning the businesses now or hereafter carried on by NXT, including but not limited to information relating to the Corporation’s technology, business opportunities, services provided, pricing policies, financial information, marketing schemes, sales and distribution information and customer information and that the disclosure of any such information to competitors of NXT or any other third party would be detrimental to the best interests of NXT and would cause irreparable harm to NXT’s interests. The Executive also acknowledges that the right to maintain such information in confidence constitutes a proprietary right which NXT is entitled to protect and that the Executive owes a duty of fidelity to the Corporation that includes a duty to ensure that the Corporation’s confidential information remains at all times confidential. Accordingly, the Executive covenants and agrees with NXT that they will not during their employment or at any time thereafter, disclose or use any such confidential information for any purpose other than to further the interests of NXT.

(b)

Non-competition. The Executive also agrees that, so long as they is employed by the Corporation pursuant to this Agreement, they shall not engage in any practice or business that competes, whether directly, with the business of the Corporation or its related corporations.

(c)	Survival. The covenants and agreements contained in this section 9 shall survive the termination of this Agreement and the Executive’s employment by NXT.

10. Personal Data and Privacy

The Executive consents that:

(a)	the personal data relating to the Executive may be maintained and stored by the Corporation electronically or in any other form; and

(b)	the personal data relating to the Executive may be freely transferred and shared between the Corporation and its subsidiaries irrespective of where the offices of such entities are physically located.

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The Executive acknowledges and agrees that the Corporation has the right to collect, use and disclose the Executive’s personal information for purposes relating to the Executive’s employment with the Corporation, including:

(a)	ensuring that the Executive is paid for the services performed for the Corporation;

(b)

administering any benefits to which the Executive is or may become entitled to, including medical, dental, disability and life insurance benefits, stock options and any stock savings plans. This shall include the disclosure of the Executive’s personal information to any insurance company and/or broker or to any entity that manages or administers the Corporation’s benefits on behalf of the Corporation;

(c)	compliance with any regulatory reporting and withholding requirements relating to the Executive’s employment, including disclosure to shareholders;

(d)	enforcing the Corporation’s policies including those relating to the proper use of the electronic communications network and to comply with applicable laws; and

(e)

in the event of a potential sale or transfer of all or part of the shares or assets of the Corporation, disclosing to any potential acquiring organization the Executive’s personal information solely for the purpose of determining the value of the Corporation and its assets and liabilities and to evaluate the Executive’s position in the Corporation. If the Executive’s personal information is disclosed to any potential acquiring organization, the Corporation will require the potential acquiring organization to agree to protect the privacy of the Executive’s personal information in a manner that is consistent with any policy of the Corporation dealing with privacy that may be in effect from time to time and/or any applicable laws that may be in effect from time to time.

11. Indemnity

Subject to the provisions of the Business Corporations Act (Alberta), the Corporation agrees to indemnify and save the Executive harmless from and against all costs, charges and expenses including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which the Executive is made a party by reason of having been a director or officer of the Corporation if:

(a)	the Executive acted honestly and in good faith with a view to the best interests of the Corporation; and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the Executive had reasonable grounds for believing that their conduct was lawful.

Subject to the provisions of the Business Corporations Act (Alberta), the Corporation, agrees, with the approval of the court, to indemnify and save the Executive harmless from and against all costs, charges and expenses reasonably incurred by him in respect of an action by or on behalf of the Corporation to procure a judgment in the Corporation’s favour to which the Executive is made a party by reason of having been a director or officer of the Corporation, if:

(a)	the Executive acted honestly and in good faith with a view to the best interests of the Corporation; and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the Executive had reasonable grounds for believing that their conduct was lawful.

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12. General

(a)

Resignation from the Corporation. Upon termination of their employment with NXT, the Executive will tender their resignation from any positions they may hold as an officer or director of NXT. Such resignations shall be without prejudice to the rights of the Executive under this Agreement or otherwise.

(b)

Return of Materials. All files, forms, brochures, books, materials, written correspondence, memoranda, documents, manuals, computer discs, software products and lists (including lists of suppliers, products and prices) pertaining to the business of NXT that may come into the possession or control of the Executive shall at all times remain the property of NXT or such subsidiary, as the case may be. On termination of the Executive’s employment for any reason, the Executive agrees to: (i) deliver promptly to NXT all such property in the possession of the Executive or directly or indirectly under the control of the Executive; and (ii) delete or destroy all computer files and data on their personal computer or other electronic equipment which contains any information which is the property of NXT. The Executive agrees not to make for their personal or business use or that of any other party, reproductions or copies of any such property or other property of NXT.

(c)

Notices. Unless otherwise permitted by this Agreement, all notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been full given if personally delivered on the date so delivered:

(i)	to the Executive, at:	Home Address

(ii)	to NXT, at	Suite 302, 3320 17th Avenue SW Calgary, Alberta T3E 0B4 Attention: Board of Directors

or such other address as each party may from time to time notify the other of in writing.

(d)	No Derogation. Nothing herein derogates from any rights the Executive may have under applicable law.

(e)	No Assignment. This Agreement is not assignable by either party without the express consent in writing of the other party hereto.

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(f)	Enurement. This Agreement is binding upon and enures to the benefit of the parties hereto and their respective heirs, personal representatives, successors and permitted assigns.

(g)

Severability. If any provision contained herein is determined to be void or unenforceable in whole or in part, it shall not affect or impair the validity of any other provision herein and each such provision is deemed to be separate, severable and distinct.

(h)

Entire Agreement. This Agreement constitutes the only agreement between the parties with respect to the subject matter hereof and shall supersede any and all prior negotiations and understandings, including without limitation, any previous consulting agreements, term sheets or other agreements between the Executive and NXT.

This Agreement may not be amended or modified in any way except by written instrument signed by the Parties hereto.

(i)	Interpretation. For the purposes of this Agreement, references made to NXT or the Corporation shall be deemed to be references to all associated or affiliated entities of NXT.

The headings in this Agreement are inserted for convenience and ease of reference only, and shall not affect the construction or interpretation of this Agreement.

(j)

Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta. Each of the parties agrees to submit to the jurisdiction of the courts of the Province of Alberta and all courts competent to hear appeals therefrom with respect to any matters arising out of this Agreement.

(k)	Currency. All monetary amounts referred to herein are in Canadian dollars, unless otherwise noted.

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IN WITNESS WHEREOF the Parties hereto acknowledge and agree that they have read and understand the terms of this Agreement, and that they have had an opportunity to seek independent legal advice prior to entering into this Agreement, and that they have executed this Agreement with full force and effect from the date first written above.

NXT ENERGY SOLUTIONS INC.

Per:
Chairman of the Board

EXECUTIVE

Per:
Executive Name

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